

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 20, 2023

Ma Biu
Chief Executive Officer
Luda Technology Group Limited
Unit H, 13/F, Kaiser Estate Phase 2
47-53 Man Yue Street
Hung Hom, Kowloon
Hong Kong

      Re: Luda Technology Group Limited
           Draft Registration Statement on Form F-1
           Submitted September 22, 2023
           CIK No. 0001984124

Dear Ma Biu:

      We have reviewed your draft registration statement and have the following comment(s).

      Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form F-1

Cover Page

1.   We note that you are issuing Representative Warrants to the Representative. Please disclose this on the cover page and state that the warrants and shares are also being registered in this registration statement. Additionally, revise the risk factors and description of share capital sections, as applicable, to disclose the registration and issuance of the warrants.

Market and Industry Data, page ii

2.   We note your disclosure that you have not independently verified any third-party information in the registration statement. This appears to be an inappropriate disclaimer of responsibility with respect to the third party information. Please either delete the statement

or revise to clarify that you are responsible for all disclosure in the registration statement.

Prospectus Summary, page 1

3.　　In your summary of risk factors, disclose the risks that your corporate structure and being based in or having the majority of the company's operations in China poses to investors. In particular, describe the significant regulatory, liquidity, and enforcement risks with cross-references to the more detailed discussion of these risks in the prospectus. For example, specifically discuss risks arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and that rules and regulations in China can change quickly with little advance notice; and the risk that the Chinese government may intervene or influence your operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in your operations and/or the value of the securities you are registering for sale. Acknowledge any risks that any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

Risk Factors
We are affected by fluctuations in steel prices and supply of our raw materials, page 34

4.　　We note that you rely on a suppliers mainly located in the PRC. Please disclose the risks of this reliance and any disruptions you have experienced due to such reliance.

Use of Proceeds, page 48

5.　　We note that you intend to use the proceeds of the offering to (i) fund potential investments and acquisitions of an upstream supplier and/or downstream trader and (ii) set up a manufacturing plant. If applicable, please revise to provide the information required by Items 3.C.2 and 3.C.3 of Form 20-F.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 52

6.　　We note you operate in two reportable segments (i) Hong Kong Trading and (ii) PRC Manufacturing. In addition to the consolidated information presented please revise to include a similar analysis for your segment results. See Item 303(b) of Regulation S-K.

Permits and licenses, page 77

7.　　We note that some of the permits and licenses listed in the table have expired. Please revise or clarify.

Certain Relationships and Related Party Transactions, page 110

8. Please ensure that you have provided the disclosure required for related party transactions since the beginning of your preceding three financial years up to the date of the registration statement. Additionally, please revise to clearly describe the nature of the transactions under the "Due from related party" table. Refer to Item 7.B of Form 20-F.

Financial Statements, page F-1

9. Please revise to disaggregate the Ordinary shares par value from the Additional paid-in capital captions in Shareholders' equity section of both the Consolidated Balance Sheets and the Consolidated Statements of Shareholder's Equity.

Summary of Significant Accounting Policies
Revenue Recognition, page F-17

10. Please expand your disclosure to clearly describe the revenue recognition policies for your Self-manufactured production revenues and your Trading sales revenues.

General

11. Please disclose whether and how your business segments, products, lines of service, projects, or operations are materially impacted by supply chain disruptions, especially in light of the effectiveness of the Uyghur Forced Labor Protection Act (the "UFLPA"). For example, discuss whether you have or expect to:
    *   suspend the production, purchase, sale or maintenance of certain items due to a lack of raw materials, parts, or equipment; inventory shortages; closed factories or stores; reduced headcount; or delayed projects;
    *   experience labor shortages that impact your business;
    *   experience cybersecurity attacks in your supply chain;
    *   experience higher costs due to constrained capacity or increased commodity prices or challenges sourcing materials (e.g. steel, lithium, nickel, manganese, beryllium, copper, gold or other raw material sourced from Western China);
    *   experience surges or declines in consumer demand for which you are unable to adequately adjust your supply;
    *   be unable to supply products at competitive prices or at all due to export restrictions, sanctions, tariffs, trade barriers, or political or trade tensions among countries; or
    *   be exposed to supply chain risk in light of the effectiveness of the UFLPA and/or related geopolitical tension.

    Explain whether and how you have undertaken efforts to mitigate the impact and where possible quantify the impact to your business.

12. We note that you commissioned an industry report by Ipsos Sdn. Bhd. Please file the written consent of the third-party as an exhibit to the registration statement or tell us why you are not required to do so.

13.   It appears that you relied on the opinion of your Hong Kong counsel, Michael Li & Co., with respect to Hong Kong laws and regulations. Please file a consent of your Hong Kong counsel as an exhibit or tell us why you are not required to do so.

14.   Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Please contact legal staff associated with the review of this filing to discuss how to submit the materials, if any, to us for review.

    Please contact Charles Eastman at 202-551-3794 or Hugh West at 202-551-3872 if you have questions regarding comments on the financial statements and related matters. Please contact Alex King at 202-551-8631 or Evan Ewing at 202-551-5920 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing

cc: Lawrence Venick